File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2003

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F   ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____

No      X

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:      August 15, 2003

      By: s/ Troy Bullock
                                                                                             Troy Bullock

      CFO

NEWS RELEASE

August 15, 2003, 4:00 pm PDT

Cameron Hunter appointed President and CEO; brings extensive international sales and marketing management to the role

Burnaby, British Columbia, Canada (August 15, 2003, 4:00 pm PDT) – The Board of Directors of Norsat International Inc. (Nasdaq – NSAT; TSX - NII) today announced the appointment of Cameron Hunter to the position of President, CEO and Director of Norsat, effective immediately.  Mr. Hunter had been a Vice President at Norsat.

Yutaka Ueda has announced his decision to return to Tokyo, Japan and will continue to work on a contract basis with Norsat to develop the Japanese market.  Accordingly, he has resigned his positions as an officer and director of the company.

Mr. Ueda will apply his extensive knowledge of the Japanese market to focus on developing some promising opportunities for the company.

Chairman of the Board of Directors Gaetano Manti said, “Norsat believes it is important to have an individual of Mr. Ueda’s caliber leading the sales effort in Japan.  This move gives Mr. Ueda the opportunity to apply his in-depth knowledge of the company and its products, gained in the past year.”

Mr. Manti said, “The board decided that the company needs Cameron Hunter’s leadership and expertise in international sales and marketing management, critical to the success of the OmniLink™ product line, and in managing the mature Microwave products business.”  Mr. Hunter has extensive experience in leading a global sales force and multiple sales channels, understanding the needs of large corporate customers, and managing all facets of getting a new product to the marketplace.  Mr. Manti noted that board members agreed unanimously that this move was the right long-term decision for the company, its employees, shareholders, and customers.

With 11 years of international marketing and sales experience in the wireless, telco and satellite communications sectors, Mr. Hunter joined Norsat in January 2003.  Previously, he held several positions in Sky Stream Networks in Hong Kong, including Senior Director of International Sales and Senior Director of Global Solutions Partners.  He has additional telecommunications experience as regional sales manager for the Harris Microwave Communications Division in Italy and Indonesia and as operations manager for Nortel Networks in Vietnam.  He has a Bachelors degree in political studies from Queen’s University and a post-graduate diploma from the Asia Pacific Management Cooperative at Capilano

College.

Mr. Manti said, “When we brought Cameron into Norsat, we recognized his potential as a leader and executive with extensive industry and corporate experience.  We are very pleased we have been able to attract this talented individual.”

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink™ group of portable satellite terminals for application in remote or hostile environments.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For more information contact:

Cameron Hunter

President and CEO

Phone: 604 292-9108

Fax:

604 292-9009

Investor@norsat.com

Marsha D’Angelo or Susan de Stein

DDSM Partners, Corporate Communications

Phone: 604 684-3376

Fax:  604 684-0550

mdangelo@ddsmpartners.com

Norsat International Inc.

300 – 4401 Still Creek Drive

Burnaby, BC Canada V5C 6G9
www.norsat.com